                              Filed by Stone Energy Corporation
                              pursuant to Rule 425 under
                              the Securities Act of 1933
                              and deemed filed pursuant
                              to Rule 14a-12 of the
                              Securities Act of 1934

                              Stone Energy Commission File No.: 001-12074
                              Basin Exploration Commission File No.: 000-20125 Subject Company: Basin Exploration, Inc.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY STONE ENERGY CORPORATION ON NOVEMBER 1, 2000.

STONE ENERGY CORPORATION                                               NYSE--SGY

ANNOUNCES RECORD THIRD QUARTER 2000 RESULTS

LAFAYETTE, LA. November 1, 2000

         Stone Energy Corporation announced today that it has again achieved record breaking quarterly results in net income, net cash flow from operations before working capital changes, oil and gas revenues and production volumes. The third quarter of 2000 marks the sixth consecutive quarter in which the Company has broken quarterly records for net income and net cash flow from operations before working capital changes.

         As previously announced, the Company has entered into an agreement to acquire Basin Exploration, Inc. in a stock-for-stock transaction. In accordance with the agreement, which is expected to be completed in early 2001, each Basin stockholder will receive 0.3974 shares of Stone common stock for each share of Basin common stock.

         Net income for the quarter ended September 30, 2000 increased 193% to $24.3 million, or $1.29 per share, compared to third quarter 1999 net income of $8.3 million, or $0.47 per share. Net cash flow from operations before working capital changes for the third quarter of 2000 increased 104% to $56 million, or $2.97 per share, from the third quarter 1999 amount of $27.5 million or $1.55 per share. For the first nine months of 2000, net income totaled $54.3 million, or $2.89 per share, and net cash flow from operations before working capital changes totaled $135.6 million, or $7.22 per share. As a point of reference, net income and net cash flow from operations before working capital changes totaled $15.4 million ($0.95 per share) and $72.9 million ($4.51 per share), respectively, for the nine months ended September 30, 1999.

         As a result of higher production rates and realized prices, third quarter 2000 oil and gas revenues increased 77% to $71.8 million, compared to third quarter 1999 oil and gas revenues of $40.5 million. Oil and gas revenues for the first nine months of 2000 increased to $177.8 million as compared to $106.9 million during the comparable 1999 period.

         The Company's average daily production rate during the third quarter of 2000 was 189.2 MMcfe. This represented a 17% increase from the 1999 annual average daily production rate. Currently, the Company's average daily production rate is approximately 200 MMcfe. Based on current production, the Company estimates that its average daily production rate for the fourth quarter of 2000 will be in the range of 196-204 MMcfe.

         Natural gas production during the third quarter of 2000 increased to approximately 12.3 billion cubic feet as compared to third quarter 1999 gas production of 9.6 billion cubic feet, while oil production during the third quarter of 2000 totaled 855,000 barrels as compared to 925,000 barrels of oil produced during the third quarter of 1999. Year-to-date 2000 production totaled 2.5 million barrels of oil and 34.4 billion cubic feet of gas while nine-month 1999 production totaled 2.6 million barrels of oil and 29.1 billion cubic feet of gas.

         Prices realized during the third quarter of 2000 averaged $27.70 per barrel of oil and $3.92 per Mcf of gas. This represents a 55% increase, on a thousand cubic feet of gas equivalent (Mcfe) basis, over third quarter 1999 average realized prices of $17.34 per barrel of oil and $2.54 per Mcf of gas. Average realized prices during the first nine months of 2000 were $25.12 per barrel of oil and $3.35 per Mcf of gas as compared to $14.97 per barrel of oil and $2.32 per Mcf of gas realized during the 1999 period. All unit pricing amounts include the effects of hedging.

         Normal operating costs, on a unit of production basis, for the third quarter of 2000 were $0.40 per Mcfe as compared to $0.39 per Mcfe for the third quarter of 1999. This variance primarily relates to an overall increase in the costs of oil field services in addition to normal platform painting expenditures made during the quarter.

         During the third quarter of 2000, the Company performed significant workover operations on two wells at Clovelly Field and one well at Cut Off Field. As a result, major maintenance expenses for the quarter totaled $2.8 million compared to $0.4 million for the comparable period of 1999. The Company expects major maintenance expenses to approximate $1 million during the fourth quarter of 2000. Production taxes for the third quarter of 2000 increased to $1.6 million compared to $1 million for the third quarter of 1999, due to higher oil prices and increased onshore production volumes.

         General and administrative expenses for the third quarter of 2000 increased in total to $1.4 million, or $0.08 per Mcfe, from $1.1 million, or $0.07 per Mcfe, for the third quarter of 1999. General and administrative expenses for the third quarter of 2000 were affected by a 14% increase in the Company's staff level over the third quarter of 1999. The Company currently estimates that its general and administrative expenses in the fourth quarter of 2000 will be comparable to expenses reported for the preceding quarter, except for non-recurring expenses incurred in connection with the Company's recently announced pending merger with Basin Exploration, Inc.

         Depreciation, depletion and amortization expense on the Company's oil and gas properties increased to $20.1 million or $1.15 per Mcfe during the third quarter of 2000, compared to $15.9 million or $1.05 per Mcfe for the third quarter of 1999.

         As a result of the repayment of the Company's borrowings under its bank credit facility in August 1999, interest expense for the three-month period ended September 30, 2000 decreased to $1.9 million, compared to $3 million for the 1999 period. The Company's borrowing base is currently $200 million with outstanding letters of credit totaling $7.5 million and no outstanding borrowings.

         One of the Company's principal goals is the generation of high cash margins from its operations. By maintaining a low level of operating costs, the Company is able to immediately benefit from rising commodity prices as its high cash margins generate increased funds for exploratory and development drilling. During the third quarter of 2000, the Company achieved a

78% cash margin and a related 22% cost relationship for each dollar of production revenue. This compares to a 69% cash margin and 31% cost relationship for third quarter 1999.

         The Company currently utilizes two forms of hedging contracts: fixed price swaps and collars. The Company has not entered into any hedging contracts subsequent to the contracts disclosed in its 1999 Form 10-K.

         Capital expenditures during the third quarter of 2000 totaled $39.1 million, including $2.2 million of capitalized general and administrative costs and $0.4 million of capitalized interest. These investments were financed by cash flow from operations.

           A summary of third quarter 2000 evaluated drilling operations is as follows:

                                                                                         NET                  CURRENT DAILY
                                                                   DATE OF FIRST         PAY     NO. OF      PRODUCTION RATE
                        FIELD - WELL                                 PRODUCTION         (FEET)    SANDS        (MCFE) NET
                        ------------                               -------------        ------   ------      ---------------
East Cameron 64 - OCS-G 0089 No. 13 (Phogbound)                 Installing pipeline       72        7               N/A
Weeks Island  - Myles Salt No. 47 (Andrew)                            10/04/00           262        3               877
Vermilion 255  - OCS-G 3135 No. J-3 (Aetna)                      Logged / Drilling        39        2               N/A
Weeks Island  - Continental Weeks Gall Unit No. 1                     Dry hole
Weeks Island  - S.L. 500 No. 2                                        Dry hole
Lake Hermitage  - LLDSB No. 1 ST/3 (Post Oak)                         Dry hole
Weeks Island - Smith State Unit No. B-16 (Apatite)                    Dry hole

         Including the seven wells drilled during the third quarter, the Company drilled 15 successful wells and eight dry holes through September 30, 2000. Drilling operations have been completed on the No. 13 Well on the Phogbound Prospect at East Cameron Block 64. Installation of a pipeline is in progress to connect the well to production facilities with first production expected by the middle of November. At Stone's Vermilion Block 255 Field, on the Aetna Prospect, the Company is currently drilling at 12,890 feet toward a planned total depth of 15,058 feet on the J-3 Well. To date, this well has encountered two pay sands and has been cased to total current depth.

         A summary of fourth quarter wells in progress is as follows:

                                                                                                      NET          NO.
                                               SPUD                            CURRENT     TOTAL      PAY          OF
                  FIELD - WELL                 DATE            STATUS           DEPTH      DEPTH     (FEET)       SANDS
                  ------------                 ----            ------           -----      -----     ------       -----
Eugene Island 243- No. D-2 (Narwhal)          8/15/00         Drilling          14,597     15,592     155     *   1 of 2
West Cameron 176- No. 10 Sidetrack            9/29/00     Hook-up for prod.     11,246     11,246      28     *      2
Cut Off- Clovelly No. 35                      10/6/00        Completing         10,862     10,862     119     *      7
Weeks Island- Weeks Heirs No. 1 (Amber)      10/18/00         Drilling           9,800     17,700     N/A          N/A
South Park - LL&E Fee No. 2                  10/23/00         Drilling           5,000     14,550     N/A          N/A
Vermilion Block 46- No. 7 (Spec)             10/28/00         Drilling           2,000     15,650     N/A          N/A

* Logged in October 2000.

         As of November 1, 2000, the Company has invested in a total of 29 wells, 18 successful (two of which are still in progress) and eight dry holes with five wells drilling. During 2000, the Company expects to drill and evaluate 31 wells compared to 15 wells in 1999. Stone Energy's 2000 capital expenditures budget, excluding future acquisitions, is currently $165.1 million for properties it owns and operates. The Company expects to finance its fourth quarter 2000 capital expenditures with cash flow from operations.

         On October 16, 2000, the Company announced what it believes is an important discovery on the Narwhal Prospect in the D-2 Well at Eugene Island Block 243. After drilling to a depth of 14,597 feet, logging tools were stuck in the hole that we have had no success in recovering. The Company is currently sidetracking adjacent to the original hole and plans to set 7" casing across the logged productive sand to a depth of 14,450 feet before drilling ahead to the planned total depth of 15,592 feet. After completing the D-2 Well, the Company expects to drill the D-3, a delineation well to a bottom hole location one-half mile west of the D-2 discovery. The D-3 is planned to drill to total depth of 14,550 feet.

         Drilling operations are in progress on the Spec Prospect, a planned 15,650 foot test of the field pay 15,300 foot sand, a geo-pressured reservoir that has produced approximately 30 Bcf of gas from two wells in an adjacent fault block.

         The Company believes that its Vermilion Block 255 will be an important source of future production growth. A project to evaluate a portion of this potential is underway on a three to five well exploratory program that commenced with the drilling of the previously described J-3 Well on the Aetna Prospect. The Company expects to spud the Indigo Prospect in November 2000, followed by the Rhodes Prospect in the first quarter of 2001. All three wells will target field pay sands in fault traps around a salt-shale plug.

         During the third quarter of 2000, the Company entered into a farmin agreement on Vermilion Block 261 and plans to spud the A-3 Sidetrack Well on this block during November. The well will be drilled to what we believe to be a proven productive reservoir from an existing platform and is expected to test Upper Pliocene age reservoirs that have produced in excess of 175 Bcf of gas along the same major fault system from two large reservoirs. Following the A-3

Sidetrack Well, the Company plans to drill the Stone No. 1 Well on the Minotaur Prospect from an open water location for the same objective sands in a separate fault trap. Stone will have a 75% working interest in the initial well on the prospect.

         During the second quarter of 2000, the Company entered into a farmin agreement on Ship Shoal Block 339. In November, we plan to spud the OCS-G-18029 No. 1 Well on the Wombat Prospect, a planned 8,730 foot open water test. The well will target Pleistocene age sands in a fault trap that exhibits seismic amplitude anomalies that are analogous to producing sands at nearby Ship Shoal Block 300. Stone will have a 75% working interest in the prospect.

         During November, we will begin operations on the Dolphin Prospect on East Cameron Block 281 using a recently contracted drilling rig. The OCSG-2050 No. 7 Well, which will be drilled to a depth of 3,731 feet at an open water location, is designed to test a number of shallow reservoirs that are prolific producers on adjacent blocks. Stone has an 81.8% working interest in the Dolphin Prospect.

         The Company has planned a conference call for 3:00 p.m. CST on Thursday, November 2, 2000 to discuss the operational and financial results for the third quarter of 2000. Anyone wishing to participate should dial 1-800-365-3378 and request the "Stone Energy Call". In addition, today's new release, along with other information about the Company, is available on the Internet at www.stoneenergy.com.

         Stone Energy is an independent oil and gas company headquartered in Lafayette, Louisiana, and is engaged in the acquisition, exploitation and operation of oil and gas properties located in the Gulf Coast Basin. For additional information, contact James H. Prince, Chief Financial Officer at 337-237-0410-phone, 337-237-0426-fax or via e-mail at princejh@StoneEnergy.com.

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT. Except for the historical and present factual information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Stone's and Basin's reports filed with the SEC. Stone and Basin disclaim any responsibility to update these forward-looking statements.

ADDITIONAL INFORMATION. Stone and Basin will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Stone free of charge by requesting them in writing from Stone Energy Corporation, 625 East Kaliste Saloom Road, Lafayette, Louisiana 70508, Attention: Corporate Secretary, or by telephone at (337) 237-0410.

Stone and Basin, and their respective directors and executive officers, many be deemed to be participants in the solicitation of proxies from the stockholders of Stone and Basin in connection with the merger. Information about the directors and executive officers of Stone and their ownership of Stone stock is set forth in the proxy statement for Stone's 2000 Annual Meeting of stockholders. Information about the directors and executive officers of Basin and their ownership of Basin stock is set forth in the proxy statement for Basin's 2000 Annual Meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

                            STONE ENERGY CORPORATION
                               SUMMARY STATISTICS
                  (In thousands, except per share/unit amounts)
                                   (Unaudited)

                                                   THREE MONTHS ENDED              NINE MONTHS ENDED
                                                      SEPTEMBER 30,                  SEPTEMBER 30,
                                                ------------------------    ----------------------------
                                                  2000            1999            2000            1999
                                                --------        --------        --------        --------
TOTAL AMOUNTS
       Net income                               $ 24,269        $  8,288        $ 54,266        $ 15,379
       Net income before taxes                    37,337          12,765          83,486          23,687
       Net cash flow from operations (1)          56,028          27,511         135,637          72,947
       EBITDA (2)                                 59,569          31,922         146,277          85,072

TOTALS PER SHARE
       Net income                               $   1.29        $   0.47        $   2.89        $   0.95
       Net income before taxes                      1.98            0.72            4.44            1.47
       Net cash flow from operations (1)            2.97            1.55            7.22            4.51
       EBITDA (2)                                   3.16            1.80            7.78            5.27

PRODUCTION QUANTITIES (3)
       Oil (MBbls)                                   855             925           2,494           2,631
       Gas (MMcf)                                 12,272           9,637          34,353          29,130
       Oil and gas (MMcfe)                        17,402          15,187          49,317          44,916

AVERAGE DAILY PRODUCTION (3)
       Oil (MBbls)                                   9.3            10.1             9.1             9.6
       Gas (MMcf)                                  133.4           104.8           125.4           106.7
       Oil and gas (MMcfe)                         189.2           165.1           180.0           164.5

SALES DATA (3) (4)
       Total oil sales                          $ 23,684        $ 16,042        $ 62,638        $ 39,396
       Total gas sales                            48,123          24,462         115,201          67,462
       Total oil and gas sales                    71,807          40,504         177,839         106,858

AVERAGE SALES PRICES (3) (4)
       Oil (per Bbl)                            $  27.70        $  17.34        $  25.12        $  14.97
       Gas (per Mcf)                                3.92            2.54            3.35            2.32
       Per Mcfe                                     4.13            2.67            3.61            2.38

COST DATA
       Operating costs                          $  6,894        $  5,967        $ 19,563        $ 16,026
       General and administrative                  1,384           1,083           4,265           3,282
       DD&A on oil and gas properties             20,092          15,881          55,747          49,812

AVERAGE COSTS (PER MCFE)
       Operating costs                          $   0.40        $   0.39        $   0.40        $   0.36
       General and administrative                   0.08            0.07            0.09            0.07
       DD&A on oil and gas properties               1.15            1.05            1.13            1.11

AVERAGE SHARES OUTSTANDING - DILUTED              18,869          17,711          18,796          16,157

----------

(1)  Excludes working capital changes.

(2) EBITDA represents earnings before interest, taxes and depreciation, depletion and amortization.

(3) Results from July 1, 1999 forward include net daily production of 7.3 MMcf at $2.24 per Mcf associated with the amortization of a volumetric production payment.

(4)  Includes the effects of hedging.

                            STONE ENERGY CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                          AND NET CASH FLOW INFORMATION
                                 (In thousands)
                                   (Unaudited)


                                                                      THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                                         SEPTEMBER 30,                     SEPTEMBER 30,
                                                                 ---------------------------         ---------------------------
                                                                    2000              1999             2000              1999
                                                                 ---------         ---------         ---------         ---------
STATEMENT OF OPERATIONS
      REVENUES
         Oil and gas production                                  $  71,807         $  40,504         $ 177,839         $ 106,858
         Overhead reimbursements and management fees                   179               161               540               510
         Other income                                                  783               359             2,165               851
                                                                 ---------         ---------         ---------         ---------
                  TOTAL REVENUES                                    72,769            41,024           180,544           108,219
                                                                 ---------         ---------         ---------         ---------

       EXPENSES
         Normal lease operating expenses                             6,894             5,967            19,563            16,026
         Major maintenance expenses                                  2,831               437             5,046               618
         Production taxes                                            1,587               983             4,301             2,168
         Depreciation, depletion and amortization                   20,364            16,189            56,528            50,708
         Interest                                                    1,868             2,968             6,263            10,677
         General and administrative costs                            1,384             1,083             4,265             3,282
         Incentive compensation plan                                   504               632             1,092             1,053
                                                                 ---------         ---------         ---------         ---------
                  TOTAL EXPENSES                                    35,432            28,259            97,058            84,532
                                                                 ---------         ---------         ---------         ---------
      NET INCOME BEFORE INCOME TAXES                                37,337            12,765            83,486            23,687
                                                                 ---------         ---------         ---------         ---------
      PROVISION FOR INCOME TAXES
         Current                                                       205                 0               272                 5
         Deferred                                                   12,863             4,477            28,948             8,303
                                                                 ---------         ---------         ---------         ---------
                                                                    13,068             4,477            29,220             8,308
                                                                 ---------         ---------         ---------         ---------
      NET INCOME                                                 $  24,269         $   8,288         $  54,266         $  15,379
                                                                 =========         =========         =========         =========
NET CASH FLOW INFORMATION
       Net income                                                $  24,269         $   8,288         $  54,266         $  15,379
       DD&A and other non-cash expenses                             20,423            16,189            56,702            50,708
       Deferred taxes                                               12,863             4,477            28,948             8,303
       Non-cash effects of production payment obligations           (1,527)           (1,443)           (4,279)           (1,443)
                                                                 ---------         ---------         ---------         ---------
       Net cash flow from operations excluding working
         capital changes                                         $  56,028         $  27,511         $ 135,637         $  72,947
                                                                 =========         =========         =========         =========

                            STONE ENERGY CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                 (In thousands)


                                                       SEPTEMBER 30,    DECEMBER 31,
                                                           2000             1999
                                                       -------------    ------------
                                                        (Unaudited)
                                     ASSETS
CURRENT ASSETS:
       Cash and cash equivalents                           $ 64,379        $ 13,874
       Marketable securities                                    300          34,906
       Accounts receivable                                   53,916          29,729
       Other current assets                                     130             297
                                                           --------        --------
           TOTAL CURRENT ASSETS                             118,725          78,806

Oil and gas properties, net
       Proved                                               395,508         335,959
       Unevaluated                                           19,617          17,182
Building and land, net                                        4,792           3,864
Fixed assets, net                                             2,952           2,850
Other assets, net                                             3,388           3,077
                                                           --------        --------
         TOTAL ASSETS                                      $544,982        $441,738
                                                           ========        ========
                             LIABILITIES AND EQUITY
CURRENT LIABILITIES:
       Accounts payable to vendors                         $ 47,391        $ 36,060
       Undistributed oil and gas proceeds                    27,161          13,130
       Other accrued liabilities                              4,141           6,729
                                                           --------        --------
         TOTAL CURRENT LIABILITIES                           78,693          55,919

Long-term debt                                              100,000         100,000
Production payments                                          12,549          17,284
Deferred tax liability                                       27,679             746
Other long-term liabilities                                   1,196           2,202
                                                           --------        --------
       TOTAL LIABILITIES                                    220,117         176,151
                                                           --------        --------
Common stock                                                    185             183
Additional paid in capital                                  257,951         252,941
Retained earnings                                            66,729          12,463
                                                           --------        --------
       TOTAL EQUITY                                         324,865         265,587
                                                           --------        --------
       TOTAL LIABILITIES AND EQUITY                        $544,982        $441,738
                                                           ========        ========